Exhibit 99.1

January 22, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report Regarding the Acquisition of Shares of Atrium European Real Estate Limited.

The Company is pleased to report a change in its holdings in Atrium European Real Estate Limited. (“ATR”)1, as set forth below:

On January 21, 2015, the Company entered into an agreement (through wholly-owned subsidiaries) for the purchase of 52,069,622 ordinary shares of ATR, which, prior to the signing of the purchase agreement, was a jointly-controlled investee of the Company. To the best of the Company’s knowledge, the shares that are the subject of the purchase agreement represent approximately 13.87% of ATR’s issued share capital and voting rights (approximately 13.61% on a fully diluted basis), and are being purchased from a consortium managed by CPI CEE Management LLC (“CPI”), at a price of EUR 4.40 per share, for a total consideration of approximately EUR 229 million (approximately NIS 1.06 billion), in an off-market transaction (the “Acquisition”).

Upon closing of the Acquisition, the Company (through wholly-owned subsidiaries) will hold 206,681,551 ordinary shares of ATR, representing, to the best of the Company’s knowledge, approximately 55% of ATR’s issued share capital and voting rights (54% on a fully diluted basis).

As a result of the Acquisition and in accordance with accepted accounting principles, the Company will become the sole controlling shareholder of ATR and, commencing from its financial statements for the first quarter of 2015, the Company will consolidate ATR’s financial statements into its own financial statements. The expected increase in the equity attributable to the equity holders of the Company as a result of the Acquisition is assessed at approximately NIS

[1]	A company whose shares are publicly-traded on the Vienna Stock Exchange in Austria and on the Amsterdam Stock Exchange in the Netherlands.

300 million. In addition, the Company expects to recognize a net gain amounting to approximately NIS 300 million in its statement of income for the first quarter of 2015. The Company furthermore will reclassify capital reserves (mainly due to a difference resulting from currency translation) with respect to the investment in ATR, which were previously recognized as other comprehensive losses, in an amount of approximately NIS 400 million, against income to be recognized to capital reserves. The total net impact on the statement of income is expected to be a non-cash loss assessed at approximately NIS 100 million. The abovementioned data has been calculated based on the financial statements as of September 30, 2014 of both ATR and the Company, and on the exchange rate of the Euro as of the same date.

The Acquisition is being undertaken after the Company had exercised its right of first offer that is prescribed in the Amended and Restated Cooperation and Voting Agreement between the Company (through a wholly-owned subsidiary) and CPI. Upon the consummation of the Acquisition, the aforementioned agreement will be terminated. It should also be noted that as part of the Acquisition, the rights conferred on CPI by virtue of the separate relationship agreement between the Company, CPI and ATR from September 2009 will be terminated upon the closing, and that henceforth, only the Company will be entitled to exercise the rights thereunder.2

It should be further noted that in light of the Acquisition, conforming amendments will be made to the existing credit facility between the Company and a syndicate led by Bank Hapoalim B.M., which is secured with ATR shares held by the Company. The amendments will not, however, result in any material changes to the terms of the credit facility.3

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[2]	For further details regarding the abovementioned agreements, please refer to Section 23.4 of Chapter A of the Company’s Restated 2013 Annual Report on Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the SEC on September 15, 2014.
[3]	For further details regarding the credit facility, please refer to Section 19.2.1 of Chapter A of the Company’s Restated 2013 Annual Report on Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the SEC on September 15, 2014.